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                             February 3, 2022

       Devinder Ahuja
       Chief Financial Officer
       Novelis Inc.
       3560 Lenox Road, Suite 2000
       Atlanta, Georgia 30326

                                                        Re: Novelis Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2021
                                                            Filed May 12, 2021
                                                            File No. 001-32312

       Dear Mr. Ahuja:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2021

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Free Cash Flow, page 36

   1. We note your non-GAAP measure of free cash flow on page 36. Please be advised that free cash flow is
typically calculated as cash flow from operating activities less capital expenditures. As your
free cash flow measure is calculated differently and consists of other items, revise the
title of the measure to distinguish it from free cash flow, such as adjusted free cash
flow, to avoid confusion. Refer to Question No. 102.07 of the C&DI on
                                                        Non-GAAP Financial
Measures. Similarly revise the title of free cash flow in your
                                                        Form 10-Qs, earnings
releases and elsewhere as appropriate.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Devinder Ahuja
Novelis Inc.
February 3, 2022
Page 2

absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameDevinder Ahuja                        Sincerely,
Comapany NameNovelis Inc.
                                                        Division of Corporation
Finance
February 3, 2022 Page 2                                 Office of Manufacturing
FirstName LastName